Exhibit 3.1

AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
MULTIBAND CORPORATION

1.      Name. The name of the corporation is Multiband Corporation.

2.      Registered Office and Registered Agent. The address of the registered office of the corporation in Minnesota is c/o CT Corporation System, Inc., 100 South Fifth Street, Suite 1075, Minneapolis, Minnesota 55402. The name of the registered agent of the corporation at that address is CT Corporation System, Inc.

3.      Authorized Shares. The aggregate number of shares that the corporation is authorized to issue is 1,000, par value $0.01 per share, all of which shares are designated as common stock.

4.      No Cumulative Voting. There shall be no cumulative voting by the shareholders of the corporation.

5.      No Preemptive Rights. The shareholders of the corporation shall not have any preemptive rights arising under the Minnesota Business Corporation Act. This provision is not applicable to rights arising in connection with the designation of rights and preferences of a series of preferred stock or arising under contract.

6.      Limitation of Directors’ Liability. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Neither the amendment, modification nor repeal of this Article nor the adoption of any provision in these articles of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

7.      Written Action by Directors. An action required or permitted to be taken at a meeting of the board of directors of the corporation may be taken by a written action signed, or consented to by authenticated electronic communication by all the directors. A written action may be signed in separate counterparts.

8.      Written Action by Shareholders. At any time that the corporation is not a “publicly held corporation” (as defined by Minnesota Statutes Section 302A.011, sub. 40), an action required or permitted to be taken at a meeting of the shareholders of the corporation may be taken without a meeting by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting of the shareholders at which all shareholders were present.

9.      No Dissenters’ Rights for Articles Amendments. To the fullest extent permitted by the Minnesota Business Corporation Act as the same exists or may hereafter be amended, a shareholder of the corporation shall not be entitled to dissent from, and obtain payment for the fair value of the shareholder’s shares in the event of, an amendment of the articles of incorporation.

10.  Current Board of Directors. The members of the board of directors of the corporation are:

Ron Hill

John Goodman

Cari Shyiak

11.  Control Share Acquisitions. Minnesota Statutes Section 302A.449, sub. 7, and 302A.671 (all as may be amended from time to time) concerning Control Share Acquisitions shall not apply to this corporation.